Filed Pursuant to Rule 433

Registration No. 333-202916

June 16, 2015

Valley National Bancorp

$100,000,000

4.55% Subordinated Debentures due June 30, 2025

Term Sheet

Issuer:	Valley National Bancorp (the “Company”)

Security:	4.55% Subordinated Debentures due June 30, 2025 (the “Notes”)

Aggregate Principal Amount:	$100,000,000

Expected Rating:

S&P: BBB

DBRS: BBB (H)

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	June 16, 2015

Settlement Date (T+3):	June 19, 2015

Final Maturity (if not previously redeemed):	June 30, 2025

Reference Benchmark:	UST 2.125% due May 15, 2025

Benchmark Yield:	2.305%

Spread to Benchmark:	+225 bps

Yield to Investors:	4.555%

Coupon:	4.55%

Issue Price to Investors:	99.958%

Interest Payment Dates:	Semi-annually on June 30 and December 30, commencing on December 30, 2015

Day Count Convention:	Semi-annual, 30/360 day count

Special Event Redemption:	The Notes may not be redeemed prior to maturity, except that we may redeem the Notes, at our option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes—Redemption” in the preliminary prospectus supplement dated June 16, 2015.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	0.65%

Proceeds to the Company (before expenses):	$99,308,000

CUSIP/ISIN:	919794 AC1 / US919794AC15

Book-Running Managers:	Sandler O’Neill + Partners, L.P. Keefe, Bruyette & Woods, Inc. Deutsche Bank Securities Inc.

Concurrent Offering:	On June 16, 2015, the Company priced its offering of an aggregate of 4.6 million shares of its 6.25% Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share and liquidation preference of $25 per share, at an offering price in the aggregate of $115,000,000.

The Company has filed a shelf registration statement (File No. 333-202916) (including base prospectus) and related preliminary prospectus supplements dated June 16, 2015 with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that Valley has filed with the SEC for more information about Valley and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.